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                                                       =============================================
               UNITED STATES                           OMB Number:                         3235-0058
    SECURITIES AND EXCHANGE COMMISSION                 Expires:                      January 1, 2002
          Washington, D.C. 20549                       Estimated average burden
                                                       hours per response...................... 2.50
                                                       ---------------------------------------------
                FORM 12b-25                            SEC File Number: 1-14897
                                                       ---------------------------------------------
        NOTIFICATION OF LATE FILING                    Cusip Number: 000788109
                                                       =============================================

(check one)    Form 10-K [  ]   Form 20-F [  ]   Form 11-K [  ]  Form 10-Q [X]   Form N-SAR [  ]

           For period ended: March 31, 2002
                             --------------
           { } Transition Report on Form 10-K
           { } Transition Report on Form 20-F
           { } Transition Report on Form 11-K
           { } Transition Report on Form 10-Q
           { } Transition Report on Form N-SAR
           For the Transition Period Ended:
                                           ------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRATION INFORMATION

                             A.B. Watley Group Inc.
----------------------------------------------------------------------------------------------------
Full Name of Registrant

----------------------------------------------------------------------------------------------------
Former Name if Applicable

                               40 Wall Street
----------------------------------------------------------------------------------------------------
Address of Principal Executive Office (street and number)

                         New York, New York   10005
----------------------------------------------------------------------------------------------------
City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

           (a)       The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]        (b)       The subject annual report, semi-annual report, transition report on Form 10-K,
                     Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;
                     and

           (c)       The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


 PART III - NARRATIVE

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State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant needs additional time to complete the Registrant's financial statements as a result of poor recordkeeping by On-Site Trading, Inc. (``On-Site'') relating to the assets of
On-Site acquired by the Registrant.


PART IV - OTHER INFORMATION

(1)        Name and telephone number of person to contact in regard to this notification

            Joel I. Frank                                  (212)           836-4920
           ----------------------------------------------------------------------------------------
           NAME                                         (AREA CODE)     TELEPHONE NUMBER

(2)        Have all other periodic reports required under Section 13 or 15(d) of the Securities
           Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file
           such report(s) been filed? If answer is no, identify report(s).       [X] Yes     [ ] No

           ---------------------------------------------------------------------

(3)        It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements
           to be included in the subject report or portion thereof?              [X] Yes     [ ] No

           If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

---------------------------------------------------------------------------------------------------


                                       A.B. Watley Group Inc.
                  --------------------------------------------------------------
                           (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: May 15, 2002                            By: /s/ Leon J. Ferguson
                                                  --------------------------------------
                                                      Leon J. Ferguson
                                                      Chief Executive Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION
===================================================================================================
       Intentional misstatements or omissions of fact constitute Federal Criminal Violations
                                            (See 18 U.S.C. 1001)
===================================================================================================

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                          PART IV - OTHER INFORMATION
                          SUPPLEMENTAL RESPONSE TO (3)


A.B. Watley Group Inc.
Selected Statement of Operations Information
In thousands

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                                                       Three Months Ended                  Six Months Ended
                                                             March 31,                         March 31,
                                                             ---------                         ---------
                                                      2002             2001             2002              2001
                                                      ----             ----             ----              ----
           Net revenues                            $  6,218         $  6,923         $  13,490         $  14,948

           Net loss applicable
              to common shareholders                (11,096)          (4,575)          (20,222)           (6,858)

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           Included in the net loss applicable to common shareholders for the three and six month periods ended March 31, 2002 is a charge to operations of $4.3 million to recognize the reduction in the carrying value of the Intangibles related to the On-Site acquisition in October 2001 and a charge of $1 million to increase its liability to the clearing broker to recognize the potential liability arising from unsecured customer deficit accounts.